UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 16, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NorthStar Realty Finance Corp.

File No. 1-32330 - CF#29319

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NorthStar Realty Finance Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.29 to a Form 10-K filed on February 19, 2013, as modified by the same contract refiled with fewer redactions as Exhibit 10.23 to a Form 10-K/A filed on March 20, 2014.

Based on representations by NorthStar Realty Finance Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.29 to Form 10-K filed February 19, 2013	through	July 22, 2018
Exhibit 10.23 to Form 10-K/A filed March 20, 2014	through	July 22, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary